Exhibit 99.1

Check-Cap Ltd.
Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
_____________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders of Check-Cap Ltd. to be held on Tuesday, May 19, 2015, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel, for the following purposes.

1.
To ratify the election of, or elect, each of the following as external directors, within the meaning of the Israeli Companies Law, 5759-1999: (i) Mr. Yuval Yanai; and (ii) Ms. Mary Jo Gorman, each for an initial three-year term;

2.	Subject to the approval of Proposal 1, to ratify and approve the compensation to be paid to each of the external directors, consisting of an annual fee and a one-time option grant; and

3.	To approve the terms of engagement of Mr. William Densel, as President of U.S. Operations.

The Board of Directors recommends that you vote in favor of each of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on April 9, 2015, are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the meeting, you must obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Tomer Kariv Chairman of the Board of Directors

April 9, 2015

Check-Cap Ltd.
Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Check-Cap Ltd. to be voted at an Extraordinary General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held on Tuesday, May 19, 2015, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or about April 14, 2015.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) ratification of the election, or election, of each of the following as external directors, within the meaning of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”): (i) Mr. Yuval Yanai; and (ii) Ms. Mary Jo Gorman, each for an initial three-year term; (2) subject to the approval of Proposal 1, ratification and approval of the compensation to be paid to each of the external directors, consisting of an annual fee and a one-time option grant; and (3) approval of the terms of engagement of Mr. William Densel, as President of U.S. Operations.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on April 9, 2015.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on April 9, 2015, or which appeared in the participant listing of a securities depository on that date.  See below “How You Can Vote.”

How You Can Vote

•
Voting in Person.  If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

•
Voting by Proxy.  If you are a shareholder of record, these proxy materials are being sent directly to you by our transfer agent. You may submit your proxy by completing, signing and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope.  We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting. If your ordinary shares are held in “street name,” these proxy materials are being forwarded to you by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  Please follow the voting instructions provided to you by your broker, trustee or nominee.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.  In addition, the approval of each of the proposals requires that either of the following two voting requirements are met: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on each of the proposals indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of March 31, 2015 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our directors; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 10,459,119 ordinary shares outstanding as of March 31, 2015.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of March 31, 2015 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percent
5% or Greater Shareholders (other than directors and executive officers)
Pontifax Funds (1)	2,372,821.5	20.7%
Shanghai Fosun Pharmaceutical Group Co. Ltd.(2)	1,886,152.5	16.2%
Quant Global Capital Advisors, LLC(3)	1,249,999.5	11.5%
Docor International B.V.(4)	658,139.5	6.2%

	Ordinary Shares Beneficially Owned
Name	Number	Percent
5% or Greater Shareholders (other than directors and executive officers)
Directors
Tomer Kariv(1)	2,372,821.5	20.7%
Alon Dumanis(4)	663,180.5	6.2%
Steven Hanley	*	*
Yoav Kimchy(5)	746,490	7.1%
XiangQian (XQ) Lin(6)	255,041.5	2.5%
Guy Neev(7)	663,936	6.1%
Walter L. Robb(8)	390,309	3.7%
Richard Stone	*	*
Yuval Yanai	*	*
Directors and executive officers as a group (11 persons)(9)	5,364,752.5	46.6%
__________________

*Less than 1% of our ordinary shares.

(1)
Includes ordinary shares directly held by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P (collectively, the “Pontifax Funds”).  Pontifax Management II L.P. is the general partner of the Pontifax Funds and Pontifax Management 2 G.P. (2007) Ltd. is the general partner of Pontifax Management II L.P.  Tomer Kariv and Ran Nussbaum are Managing Partners of each of the Pontifax Funds and Pontifax Management II L.P. and are directors of Pontifax Management 2 G.P. (2007) Ltd. and share voting and dispositive power with respect to the shares.  The principal business office of each of the foregoing entities and persons is 8 Hamanofim Street, Beit Ofek, Herzliya Pituach, Israel.  Includes (i) 1,385,610 outstanding ordinary shares; (ii) 747,820 ordinary shares subject to warrants that are currently exercisable; and (iii) 239,391.5 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table.

(2)
Includes: (i) 666,667 outstanding ordinary shares; (ii) 886,152 ordinary shares subject to warrants that are currently exercisable; and (iii) 333,333.5 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table.

(3)
Based solely on, and qualified by, Schedule 13G filed with the SEC on March 6, 2015.  Includes: (i) 833,333 outstanding ordinary shares; and (ii) 416,666.5 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table.

(4)
Includes: (i) 484,871 outstanding ordinary shares directly held by Docor International B.V. (“Docor”); (ii) 110,769 ordinary shares subject to warrants that are currently exercisable directly held by Docor; and (iii) 62,499.5 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table, directly held by Docor.  Docor is a wholly-owned subsidiary of Crecor B.V.  Each of Crecor B.V. and Alon Dumanis may be deemed to be the beneficial owner of the aggregate ordinary shares beneficially owned by Docor.  Alon Dumanis disclaims beneficial ownership of the ordinary shares.  In addition, Alon Dumanis directly holds options to purchase 5,041 ordinary shares that are exercisable within 60 days of this table.

(5)
Includes: (i) 319,553 ordinary shares are directly held by Yoav Kimchy; (ii) 107,384 ordinary shares subject to options held by Yoav Kimchy that are currently exercisable; and (iii) 319,553 ordinary shares are directly held by Sigalit Kimchy.  Yoav Kimchy, our chief technology officer and a director, and Sigalit Kimchy are husband and wife.

(6)
Includes: (i) 166,667 outstanding ordinary shares; (ii) 83,333.5 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table; and (iii) 5,041 ordinary shares subject to options that are exercisable within 60 days of this table.

(7)	Includes: (i) 265,928 outstanding ordinary shares; and (ii) 398,008 ordinary shares subject to options that are currently exercisable.

(8)
Includes: (i) 356,075 outstanding ordinary shares held by Counterpoint Ventures Fund LP and Counterpoint Ventures Fund II LP (together, the “Counterpoint Funds”); (ii) 21,250 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table, held by the Counterpoint Funds; and (iii) 12,984 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of this table, held directly by Mr. Robb.  Mr. Robb has advised us that the general partner of each of the Counterpoint Funds is Lion Development LLC, which is 99% controlled by Mr. Walter Robb, and as such, Walter Robb possesses the ultimate voting and investment power over the shares held by the Counterpoint Ventures entities.

(9)	See footnotes (1)-(8) for certain information regarding beneficial ownership.

PROPOSAL 1
ELECTION OF EXTERNAL DIRECTORS
(Items 1A and 1B on the Proxy Card)

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the NASDAQ Capital Market, such as us, are required to elect at least two external directors who meet the qualification requirements in the Israeli Companies Law. The initial election of external directors must be made by a general meeting of the shareholders no later than three months following the completion of a company’s initial public offering.

The Israeli Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company; or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation with the company, with any person or entity controlling the company or a relative of such person at the time of appointment, or with any entity controlled by or under common control with the company at the time of appointment or during the two years preceding the appointment; or (b) in the case of a company with no controlling shareholder or a shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “relative” is defined as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

The term “affiliation” includes (subject to certain exceptions): an employment relationship; a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships); control; and service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined under the Israeli Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s positions or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation other than as permitted by the Israeli Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children and other relatives may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an officer or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by such person. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to the Israeli Companies Law and regulations promulgated under the Israeli Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). At least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, as a company listed on the NASDAQ Capital Market, neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications, and at least one of our other directors (i) meets the independence requirements under the U.S. Exchange Act of 1934, as amended (the “Exchange Act”) and the NASDAQ Listing Rules for membership on the audit committee; and (ii) has accounting and financial expertise as defined under Israeli Companies Law.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration; (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company; or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

External directors are elected by the shareholders by a special majority, as described below.  The initial term of an external director is three years. Thereafter, an external director may, subject to certain circumstances and conditions, be reelected by the shareholders to serve in that capacity for up to two additional three-year term.  However, the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Capital Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for an additional term. Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

If the board of directors has determined that an external director ceases to meet the statutory qualifications for appointment or if he or she violates his or her duty of loyalty to the company, the Board of Directors is required to call a special general meeting of shareholders for the removal of the external director. In such circumstances, the removal of the external director by the shareholders requires the same special shareholder majority that is required for the election of an external director, as described below. An external director may also be removed by order of an Israeli court, at the request of a director or shareholder, if the court finds that the external director has ceased to meet the statutory qualifications for his or her appointment or has violated his or her duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors. Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation for their services as external directors other than pursuant to the Israeli Companies Law and the regulations promulgated thereunder. For additional information regarding compensation of external directors, see Proposal 2.

Prior to our initial public offering, our shareholders approved the election of Mr. Yuval Yanai as an external director for an initial three year term, subject to the required ratification of the election by our shareholders following our initial public offering. It is therefore proposed that our shareholders approve the ratification of the election of Mr. Yanai as an external director and also approve the election of Ms. Mary Jo Gorman as an external director, each for an initial three year term. If the election of Mr. Yanai is ratified and the election of Ms. Mary Jo Gorman is approved at the Meeting, Mr. Yanai and Ms. Gorman will serve as members of our audit committee and compensation committee together with Mr. Richard Stone.

Our Board of Directors has determined that Mr. Yanai has accounting and financial expertise and that Ms. Gorman has the requisite professional qualifications, each within the meaning of the Israeli Companies Law.  Our Board of Directors has further determined that each of Ms. Gorman and Mr. Yanai satisfies the external director requirements under the Israeli Companies Law, as well as the independent director requirements under the NASDAQ Listing Rules and the SEC’s audit committee rules.

Set forth below is a brief biography of the nominees for external director, based on information furnished to us by her.

Mary Jo Gorman serves as Managing Director at Golden Seeds, an early stage investment angel network focused on women led businesses.  From 2006 to present, Ms. Gorman also serves as Founder of Advanced ICU Care, the largest telemedicine ICU services provider in the United States, in which she also served as Chairman and Chief Executive Officer from 2006 and 2014. From 1999 to 2006, Ms. Gorman served at IPC-The Hospitalist Company (NASDAQ:IPCM), a leading national physician group practice, as Chief Medical Officer (2003-2006), Vice President of Medical Affairs (2001-2003) and Regional Medical Director (1999-2001).  From 1996 to 1998, Ms. Gorman served as President of Inpatient Care Group, a hospitalist group in St. Louis, Missouri, which she had founded to provide hospitalist services to primary care physicians and hospitals and which was subsequently sold to IPC.   From 1991 to 2008, Ms. Gorman served as President of Critical Care Services, Inc., a privately held corporation which she had founded and which was later sold to Advanced ICU Care.  Ms. Gorman was awarded with the following awards: 2015 Distinguished Alumni Award, Southern Illinois University School of Medicine; 2013 Distinguished Alumni Award, Olin School of Business, Washington University; 2011 EY Entrepreneurial Winning WomenTM Class of 2011; 2009 Top 25 Influential Women in Healthcare by Modern HealthCare Magazine.  Ms. Gorman holds a B.A. degree in Chemistry and Biology (Cum Laude) from St. Louis University, an M.B.A degree from Olin School of Business, Washington University and an M.D. from Southern Illinois University School of Medicine.

Yuval Yanai joined our Board of Directors on March 15, 2015 (subject to ratification at the Meeting). Yuval Yanai served as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. from September 2005 through March 2014.  From October 2000 through August 2005, Mr. Yanai served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd., one of Israel’s largest holding companies. Prior to that, from April 1998 to September 2000, Mr. Yanai served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and, from 1991 to April 1998, he served as the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the manufacturing of medical imaging devices that was acquired by larger companies in this field.  Mr. Yanai joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991.  Mr. Yanai serves as an external director (within the meaning of the Israeli Companies Law) of Macrocure, Ltd., an Israeli company whose shares are listed on the NASDAQ Global Market.  Previously, Mr. Yanai served as a director of Citycon Oj, Starplast Industries Ltd., Adama Ltd. (formerly Makteshim-Agan Industries Ltd.), ECI Telecom Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group and Telrad Networks Ltd.  Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

We are not aware of any reason why either of the nominees, if elected, would be unable or unwilling to serve as an external director.

Under the Israeli Companies Law, the election of the nominee for external director requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either of the following two voting requirements are met: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on the election of the nominees for external director indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the election of the external directors and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

If elected to serve as an external director and subject to the approval of Proposal 2, each of Ms. Gorman and Mr. Yanai will receive, during the duration of their initial three year term, the compensation set forth in Proposal 2.

The Board of Directors recommends a vote FOR the election of the nominees for external director named above.

PROPOSAL 2
RATIFICATION AND APPROVAL OF COMPENSATION FOR EXTERNAL DIRECTORS
(Item 2 on the Proxy Card)

The remuneration of external directors of an Israeli company is regulated by the Israeli Companies Law, the Companies Regulations (Rules Regarding Compensation and Expenses to External Directors), 2000, as amended (the “Regulations”), and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2000, as amended. We have elected to compensate our external directors in accordance with the “relative compensation” provisions set forth in the Regulations, under which they will receive cash and equity compensation that matches the compensation that we will pay to our other non-employee directors (other than the Chairman of our Board of Directors, Mr. Tomer Kariv).

Under the Regulations, in lieu of payment of an annual fee and per meeting fee, a company may pay its external directors compensation that is in proportion to the compensation of its “other directors,” referred to as “relative compensation.”  In addition, a company may elect to also compensate its external directors in the form of a grant of securities.  Such grant of securities must be made under a compensation plan that includes all of the company’s office holders and must be in proportion to the securities granted to the company’s “other directors,” provided that the company has at least two “other directors.”  The term “other director” generally refers to a director who is not an external director, a controlling shareholder, an employee or service provider of the company or an entity that is a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company, or a director who is not compensated by the company (compensation in the form of securities does not constitute compensation for these purposes except for purposes of determining the proportionate compensation offered to the external directors in the form of securities).  The relative compensation may not be less than the minimum compensation set forth in the Regulations.  In addition, the relative compensation and securities grant to the external directors may not be less than the compensation paid or securities granted to any “other director” nor may it exceed the average compensation paid or securities granted to all of the “other directors,” and shall be paid and awarded at the same time that compensation or securities are awarded, as applicable, to the “other directors.”  Also, the compensation paid to each of a company’s external directors must be the same, regardless of the form of compensation, except that expert external directors may receive higher compensation than non-experts (provided that the compensation paid to each expert external director must be the same).  A company is also required to reimburse an external director for certain expenses set forth in the Regulations.  A nominee for external director must be informed of the compensation to be paid by the company (and in the case of a grant of securities, also the terms of grant) prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service.

As approved by our shareholders prior to our initial public offering, the compensation payable to our non-employee directors (other than the Chairman of our Board of Directors), including our external directors, Mr. Yanai and Ms. Gorman (assuming ratification and approval, respectively, of their election pursuant to Proposal 1 and subject to the approval of this Proposal 2), consists of (i) an annual fee of US$45,000, paid on a quarterly basis; and (ii) a one-time grant of options to purchase 60,484 ordinary shares (representing 0.25% of our share capital on a fully-diluted basis as of the consummation of our initial public offering securities (the “IPO”) on February 24, 2015).  The exercise price for the options is equal to the closing price of our ordinary shares on the trading day immediately prior to the date of grant (i.e., the date of election), except that with respect to Mr. Yuval Yanai, as his election commenced and options were granted prior to the separation of the units issued in the IPO, the value of the exercise price of his options is calculated based on the effective price per share of the ordinary shares underlying the units on the trading day immediately prior to the date of grant using the Black-Scholes model, as determined by one of the Big-Four accounting firms or BDO. Accordingly, BDO determined that such effective price and the exercise price of Mr. Yanai’s options is equal to US$5.08.  The options granted shall vest over a period of three years commencing on the date of grant in 12 equal quarterly installments, such that 8.33% will vest on the three month anniversary of the date of grant and an additional 8.33% will vest at the end of each subsequent three-month period thereafter, subject to continuing service as a director on each applicable vesting date.  The options granted shall be subject to the terms and conditions of our 2006 Unit Option Plan and the option agreement to be entered into between us and each external director.  In addition, if this Proposal is approved at the Meeting, Mr. Yanai will continue to benefit from an indemnification and exculpation agreement that we previously entered into with him, and we will enter into our standard form of directors’ and officers’ indemnification and exculpation agreement with Ms. Gorman.

In approving the proposed compensation for our external directors, our Compensation Committee and Board of Directors took into account a number of considerations, including:

•	The complexity of our industry, and Ms. Gorman’s and Mr. Yanai’s knowledge, experience, past achievements and skill set within our industry.

•
The personal contribution and substantial effort to be invested by Ms. Gorman and Mr. Yanai in serving in our independent compensation and audit committees, and the incentive the compensation will create for them in those roles to continue to advance our long-term business objectives and the interests of our shareholders.

•	A comparison of the proposed compensation for Ms. Gorman and Mr. Yanai to compensation granted to similarly qualified external directors of comparable Israeli companies.

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The fact that Ms. Gorman and Mr. Yanai will receive the same compensation that is payable to our “other directors” (namely, our non-employee directors other than the Chairman of our Board of Directors, Mr. Tomer Kariv).

•
Internal ratios between the cost of the external director compensation and the cost of compensation of all other employees and contractors, and specifically the cost of the average and median salary of such employees, as well as the potential effect on our company’s labor relations.

•
The ratio between the fixed and variable components of the proposed compensation, i.e., the annual fee and option grant, and with respect to the equity-based variable compensation, the maximum value of the options at the date of grant.

Based on the factors outlined above, our Compensation Committee and Board of Directors views the proposed external director compensation as adequate compensation that is fair and reasonable under the circumstances.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to ratify and approve, subject to the approval of Proposal 1, the payment to each of Ms. Mary Jo Gorman and Mr. Yuval Yanai, for the duration of their initial three year term as external directors, of (i) an annual fee of US$45,000, paid on a quarterly basis; and (ii) a one-time grant of options to purchase 60,484 ordinary shares, with such terms and conditions, including exercise price and vesting terms, as set forth in the Proxy Statement for the Meeting, and the entering into an indemnification and exculpation agreement with each of them.”

Under the Israeli Companies Law, the approval of the compensation for the external directors requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided  that either of the following two voting requirements are met: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on the proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the election of the external directors and his or her vote will not be counted for the purposes of the proposal.  For details regarding the meaning of “personal interest,” see Proposal 1.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 3
APPROVAL OF ENGAGEMENT OF PRESIDENT OF U.S. OPERATIONS
(Item 3 on the Proxy Card)

At the Meeting, shareholders will be asked to approve the terms of engagement of Mr. William Densel, as our President of U.S. Operations, whether as an officer or employee of our company.  We believe that it is essential that we open an office in the United States and hire a President of U.S. Operations in order to facilitate the continuation of our clinical program, specifically to conduct the clinical program in the United States, including the pivotal trial in the United States and the receipt of the requisite approvals from the U.S. Food and Drug Administration (“FDA”).  We also envision that this executive will be overseeing the preparation of the reimbursement strategy for the U.S. market, will plan the regulatory program for the United States and Canada and will plan the global sales and marketing strategy in the United States, Canada and the Latin American markets.

Mr. Densel has a 25-year leadership career, including in his most recent roles as Chief Executive Officer of Beacon Endoscopic, Inc. (2013), which was acquired by Covidien plc. in less than one year after he began to serve in such capacity; as General Manager, CardioSCORE for BG Medicine Inc. (2012-2013); and in his roles at Dune Medical Devices, Inc. (2009-2011), lastly as Chief Executive Officer.  Mr. Densel has effectively led teams and utilized his influence across key decision makers in larger organizations such as Cytyc Corporation (2006-2009), which was acquired by Hologic in 2007, where he served in several positions, including Vice President, Marketing – GYN Surgical, Vice President, Emerging Surgical Technologies and Senior Director, Neuroscience; Boston Scientific Corporation (2004-2006), where he served as Director, New Market Development & Strategic Planning – Endosurgery; and Genzyme Biosurgery, where he served in various positions, lastly as Senior Director, Marketing and Business Development - General and GYN Surgery (1993-2004).  Mr. Densel has launched several new medical devices during his career, affording him extensive FDA and clinical trial experience.  Mr. Densel served in the U.S. Navy from 1989 to 1993, lastly as Lieutenant, Special Operations. Mr. Densel has a BA degree in Economics from Duke University.

Our Compensation Committee and Board of Directors have, subject to shareholder approval, approved the payment of the following compensation and benefits to Mr. Densel, in consideration for his services as President of U.S. Operations, either as an employee or consultant:

•	an annual fee of US$300,000;

•
an annual bonus of up to 50% of the annual fee.  The bonus shall be subject to the full achievement of certain 12 months milestones, as shall be determined by our Board of Directors.  In the event that Mr. Densel’s engagement terminates prior to the end of a full 12-month period, he shall be entitled to the relative portion of the bonus, based on the actual engagement term during the 12-month period, as shall be determined by our Board of Directors.  Mr. Densel’s shall not be entitled to any bonus in the event of termination for “cause” (as such term shall be defined in the definitive agreement to be entered into with Mr. Densel);

•
a one-time grant of options to purchase 463,137 ordinary shares, at an exercise price equal to the closing price of the ordinary shares on the trading day immediately prior to the date of grant.  The options shall vest over a period of four years commencing on the date of Mr. Densel’s engagement, such that 25% of the options (i.e., option to purchase 115,784 ordinary shares) shall vest on the first anniversary of the date of Mr. Densel’s engagement and thereafter, the remaining options will vest in monthly installments, such that options to purchase 9,638 ordinary shares shall vest on the 13-month anniversary of the date of his engagement and additional options to purchase 9,649 ordinary shares shall vest at the end of each subsequent month thereafter for the remaining 35 months, subject to Mr. Densel’s continuing service on each applicable vesting date.  Notwithstanding the foregoing, upon an M&A Transaction (as such term shall be customarily defined in the definitive agreement to be entered into with Mr. Densel), subject to Mr. Densel’s continuing service through the effective date of such M&A Transaction, any unvested options shall automatically vest and become exercisable.  The options shall be subject to the terms and conditions of our 2006 Unit Option Plan and the option agreement to be entered into with Mr. Densel;

•
health insurance and other benefits.  Mr. Densel will be entitled to one of the following: (a) if we have established a health insurance and a benefit plan (retirement, life and disability insurance) for senior management, he shall be entitled to participate in such plans on a basis consistent with the terms, conditions and overall administration of such plans; or (b) reimbursement of his expenses for the procurement of a reasonable family health insurance plan as well as a life insurance and disability plan in an amount equal to the lower of: (i) 80% of the annual payment for such insurance; and (ii) US$25,000 per year, subject to and against receipt of proper invoices;

•	annual vacation of 20 working days;

•
if Mr. Densel’s engagement is terminated by us without “cause” (other than due to death or disability), he shall be entitled to receive, during the six month period following the termination date, the annual fee, payable monthly, and medical and dental insurance, as described above; and

•
we will reimburse Mr. Densel for all reasonable out-of-pocket expenses incurred by him in connection with his services as a President of U.S. Operations, in accordance with our established company policies.

Mr. Densel’s engagement as our President of U.S. Operations would be subject to the execution and delivery of a definitive agreement, which will include, among others, standard confidentiality, intellectual property, non-competition and non-solicitation provisions, and any other agreements related thereto.  In addition, we will enter into standard form of directors’ and officers’ indemnification and exculpation agreement with Mr. Densel.

We have also agreed that if Mr. Densel is subsequently appointed as our Chief Executive Officer, then, subject to all requisite approvals in accordance with Israeli law (including the approval of our Compensation Committee, Board of Directors and shareholders), in addition to the above, he would be entitled to the following:

•	his annual fee would be increased to US$350,000; and

•
he would be entitled to the following additional options to purchase our ordinary shares, at an exercise price equal to the closing price of the ordinary shares on the trading day immediately prior to the date of grant.  These options would be subject to the terms and conditions of our 2006 Unit Option Plan and the option agreement to be entered into with Mr. Densel.  To the extent that any of these additional options have not vested upon an M&A Transaction (as such term shall be customarily defined in the definitive agreement to be entered into with Mr. Densel), then subject to Mr. Densel’s continuing service through the effective date of such M&A Transaction, the unvested additional options shall automatically vest and become exercisable:

(i)
options to purchase up to 308,758 ordinary shares, with the same vesting schedule as the initial options (described above), except that vesting would commence on the date of grant of the additional options; and

(ii)
options to purchase up to 300,000 ordinary shares, which shall vest over a period of four years commencing on their date of grant, such that on each of the four anniversaries after the date of grant a number of options will vest and become exercisable calculated as follows: (a) 300,000 multiplied by a quotient equal to the aggregate number of our Series A Warrants and Long Term Incentive Warrants that have been exercised prior to the applicable anniversary measurement date (to be adjusted to reflect any stock splits, reverse splits, bonus shares and the like) divided by 8,500,000, less (b) the aggregate number of such options that vested prior to such vesting measurement date, provided that in no event shall more than 75,000 of such options vest during any 12-month period of his engagement with the company (to be accumulated on a `carry-forward` basis). Furthermore, no portion of these options shall vest if Mr. Densel’s engagement is terminated for any reason prior to the first anniversary of the date of grant of such options and no portion of these options shall vest unless the 12-month milestones that were set by our Board of Directors for the applicable period have been fully attained.  In the event that Mr. Densel’s engagement is terminated prior to the lapse of four years from the date of grant of these options (but following the initial anniversary thereof), then the number of these options that shall vest since the last anniversary measurement shall be calculated, using the above formula, on the effective date of such termination.  In the event that Mr. Densel’s engagement continues following the lapse of four years from the date of grant of these options, then to the extent that these options have not then vested in their entirety, these options will continue to vest in accordance with the formula described above.

Either party will be entitled to terminate Mr. Densel’s engagement upon 90 days prior written notice, except that we will be entitled to terminate his engagement immediately for “cause.”  We may also terminate his engagement immediately if by any reason of injury, illness or other physical or mental impairment he is unable to perform the essential functions of his position for an aggregate period of 60 days occurring within a rolling six month period.

The Israeli Companies Law provides that compensation of executive officers must generally be consistent with that company’s compensation policy, which must be adopted within nine months of a company’s initial public offering.  As of the date hereof and as of the date of the Meeting, such nine month period has not, and will not, yet have passed, and we therefore have not, and will not have, yet adopted our compensation policy.  Therefore, our Compensation Committee and Board of Directors, in approving the proposed compensation for Mr. Densel, took into account a number of considerations, as required by the Israeli Companies Law, including: Mr. Densel’s education, expertise, professional experience, past achievements and skill set within our industry, as detailed above; the responsibilities and duties to performed by Mr. Densel; the estimation of Mr. Densel’s expected contributions to our future growth; the incentive the compensation will create for him to advance our long-term business objectives and the interests of our shareholders; the ratio between the cost of Mr. Densel’s terms of engagement to the cost of the salary of other company employees and contractors, and specifically the ratio between the cost of Mr. Densel’s terms of engagement to the cost of the average and median salaries of such employees, and the potential effect of such ratio on our company’s labor relations;  the ratio between the fixed components (i.e., the annual fee) and variable components (i.e., the bonus and option grant) of the proposed compensation, with respect to the performance-based variable compensation - the maximum value at the time of payment and with respect to equity-based variable compensation, the maximum value of the options at the date of grant; with respect to the severance payment, we considered his overall compensation and expected contributions to obtaining our long-term objectives and future growth, as well as certain other factors prescribed by the Israeli Companies Law.  In addition, the Compensation Committee and Board of Directors reviewed comparable industry data, data of peer companies in our industry and the equity and compensation for comparably situated executive officers. The Compensation Committee directly engaged the services of CompVision, a provider of consulting services relating to human capital and compensation.  Based on the information provided by us to CompVision with respect to the main components of Mr. Densel’s proposed compensation (i.e., annual fee, potential annual bonus and the value of the equity-based compensation), CompVision has advised that his compensation package is within the acceptable and reasonable ranges relative to his position in companies similar to our size and in our industry.  No member of the Compensation Committee or any of our executive officers has any affiliation with CompVision.  CompVision reported directly to the Compensation Committee.

Based on the factors outlined above, our Compensation Committee and Board of Directors views the proposed terms of engagement of Mr. Densel as President of U.S. Operations as fair and reasonable under the circumstances.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the terms of engagement of Mr. Densel, as President of U.S. Operations, as set forth in the Proxy Statement for the Meeting, including, without limitation, a one-time grant of options to purchase 463,137 ordinary shares, with such terms and conditions, including exercise price and vesting terms, as set forth in the Proxy Statement for the Meeting, and the entering into an indemnification and exculpation agreement with him.”

Under the Israeli Companies Law, the approval of the terms of employment or service of an executive officer generally requires the approval of the compensation committee and board of directors.  In addition, for a public company that has not yet adopted a compensation policy, such as us, the approval of the terms of employment or service of an executive officer requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either of the following two voting requirements are met: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on the proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the election of the external directors and his or her vote will not be counted for the purposes of the proposal.  For details regarding the meaning of “personal interest,” see Proposal 1.

The Board of Directors recommends a vote FOR the foregoing resolution.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

WHERE YOU CAN FIND MORE INFORMATION

The final prospectus from our initial public offering, filed with the SEC on February 20, 2015, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at http://ir.check-cap.com/.

 We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC.  Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549.  Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

By Order of the Board of Directors,

Tomer Kariv Chairman of the Board of Directors

Date: April 9, 2015